UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      March 3, 2006


Mr. George Shaw
President
Energas Resources, Inc.
800 Northeast 63rd Street
Oklahoma City, Oklahoma

      Re:	Energas Resources, Inc.
      	Post-Effective Amendment No. 1 to Form SB-2
      	Filed February 2, 2006
      	File No. 333-119075

Dear Mr. Shaw:

      We have limited our review of your filing of a Post-effective
Amendment on Form SB-2 to Item 507 of Regulation SB and have the following comments.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Selling Shareholders, page 31

1. 	In the first paragraph of this section you state that the
shares
to be offered by the selling shareholders include "... shares issuable upon the exercise of warrants." However, in footnote 1 to the selling shareholder ownership table on page 33, you indicate that
"[t]he warrants expire on the earlier of January 31, 2006 or three weeks following written notification by Energas that its common stock closed at or above $0.85 per share for five consecutive trading days." Please update your disclosure in this section, in the table, and elsewhere as necessary in the registration statement to account for the expiration or exercise, as the case may be, of the warrants.

2.	In the first paragraph of this section you state that the
shares
and warrants were issued by Energas in a private offering for cash.
Please provide the date of the private offering.

3.	Please state whether or not any of the selling shareholders
has,
or has had within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. If any selling shareholder has, or has had, such a relationship, please describe it. Please also state whether or not any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

4.	In the selling shareholder ownership table, please add a
column
that provides the percentage (if one percent or more) of the class to be owned by the shareholder after the offering is complete.

5.	In footnotes to the selling shareholder ownership table,
please
identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance`s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	William T. Hart, Esq.
      D. Levy
Mr. George Shaw
Energas Resources, Inc.
March 3, 2006
Page 3